SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Kona Grill, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-0216690

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

7150 East Camelback Road, Suite 220 Scottsdale, Arizona	95251

(Address of Principal Executive Offices)	(Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
     Securities Act registration statement file number to which this form relates: 333-125506
     Securities to be registered pursuant to Section 12(b) of the Act: None
     Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.
Item 2. Exhibits.
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered.
     The capital stock of Kona Grill, In. (the “Company” or “Registrant”) to be registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”), is the Registrant’s Common Stock, par value $0.01 per share (“Common Stock”). The Common Stock will be listed on the NASDAQ National Market.
Common Stock
     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. In the event of the liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.
Anti-Takeover Effects
 General
     The Company’s Amended and Restated Certificate of Incorporation, the Company’s Amended and Restated Bylaws, and the Delaware General Corporation Law (the “DGCL”) contain certain provisions that could delay or make difficult an acquisition of control of the Company not approved by the Company’s Board of Directors, whether by means of a tender offer, open market purchases, a proxy contest, or otherwise. These provisions have been implemented to enable the Company, particularly but not exclusively in the initial years of the Company’s existence as a publicly owned company, to develop the Company’s business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by the Company’s Board of Directors to be in the best interests of the Company and its stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of the Company even if such a proposal, if made, might be considered desirable by a majority of the Company’s stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the Company’s current management without the concurrence of the Company’s Board of Directors.
 Authorized but Unissued Preferred Stock
     The Company’s Amended and Restated Certificate of Incorporation authorizes the Company’s Board of Directors to issue one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series without any further vote or action by the Company’s stockholders. The existence of authorized but unissued shares of Preferred Stock may enable the Company’s Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, or other extraordinary transaction. Any issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The existence of authorized but unissued shares of Preferred Stock will also enable the Company’s Board of Directors, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. The Company has no present plans to issue any shares of Preferred Stock.
 Number of Directors; Removal; Filling Vacancies
     The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the number of directors shall be fixed only by resolution of the Company’s Board of Directors from time to time or by the Company’s stockholders. The Company’s Amended and Restated Certificate of Incorporation provides that directors may be removed by stockholders by the affirmative vote of at least 75% of the shares entitled to vote. The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that vacancies on the Board of Directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.
 Classified Board
     The Company’s Amended and Restated Certificate of Incorporation provides for the Company’s board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Company’s board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the Company’s outstanding Common Stock from obtaining control of the board until the Company’s second annual stockholders meeting following the date the acquirer obtains the controlling share interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.
 Stockholder Action
     The Company’s Amended and Restated Certificate of Incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. The Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws further provide that special meetings of stockholders may be called only by the Company’s Chairman of the Board of Directors, Chief Executive Officer, President, or Secretary, and shall be called by any such officer at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call a special meeting or to require the Company’s Board of Directors to call a special meeting of stockholders.
     The provisions of the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of the Company’s stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the

Board of Directors by calling a special meeting of stockholders prior to the time the Company’s chairman or a majority of the whole board believes such consideration to be appropriate.
 Advance Notice for Stockholder Proposals and Director Nominations
     The Company’s Amended and Restated Bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, the Company’s Board of Directors, or by a stockholder who has given the Company’s Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, the Company’s Board of Directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to the Company’s Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.
 Amendments to the Amended and Restated Bylaws
     The Company’s Amended and Restated Certificate of Incorporation provides that only the Company’s Board of Directors or the holders of at least 75% of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal the Company’s Amended and Restated Bylaws.
 Amendments to the Amended and Restated Certificate of Incorporation
     Any proposal to amend, alter, change, or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of the Company’s capital stock entitled to vote on such matters, with the exception of certain provisions of the Company’s Amended and Restated Certificate of Incorporation that require a vote of at least 66 2/3% of such voting power. The requirement of a supermajority vote to approve amendments to the Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws could enable a minority of the Company’s stockholders to exercise veto power over an amendment.
 Delaware Statutory Provisions
     The Company is subject to several anti-takeover provisions under the DGCL that may deter or hinder takeovers of Delaware corporations. Delaware’s control share acquisition statute generally provides that shares acquired in a “control share acquisition” will not possess any voting rights unless either the board of directors approves the acquisition or such voting rights are approved by a majority of the corporation’s voting shares, excluding interested shares. Interested shares are those held by the Company’s officers and inside directors and by the acquiring party. A “control share acquisition” is an acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding “control shares” of a publicly held Delaware corporation. “Control

Shares” are shares that, except for Delaware’s control share acquisition statute, would have voting power that, when added to all other shares that can be voted by the acquiring party, would entitle the acquiring party, immediately after the acquisition of such shares, directly or indirectly, to exercise voting power in the election of directors within any of the following ranges:
•	at least 20% but less than 33 1/3% of all voting power;

•	at least 33 1/3% but less than a majority of all voting power; or

•	a majority or more of all voting power.
     We also are subject to the “affiliated transactions” statute of the DGCL. The affiliated transactions statute prohibits a publicly held Delaware corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested stockholder” unless:
•	the transaction is approved by a majority of disinterested directors;

•	the corporation has not had more than 300 stockholders of record at any time during the three years preceding the announcement of the transaction;

•	the interested stockholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years;

•	the interested stockholder is the beneficial owner of at least 90% of the voting shares (excluding shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors);

•	consideration is paid to the holders of the corporation’s shares equal to the highest amount per share paid by the interested stockholder for the acquisition of the corporation’s shares in the last two years or the fair market value of the shares, and other specified conditions are met; or

•	the transaction is approved by the holders of two-thirds of the company’s voting shares other than those owned by the interested stockholder.
     An “interested stockholder” is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a company’s outstanding voting shares. The DGCL defines “beneficial ownership” in more detail.

Item 2. Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of the Registrant (1)

3.2	Amended and Restated Bylaws of the Registrant (1)

4.1	Form of Common Stock Certificate (2)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-125506), as filed with the Commission on June 3, 2005.

(2)	Incorporated by reference to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (Reg. No. 333-125506), as filed with the Commission on July 21, 2005.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

KONA GRILL, INC.
By:	/s/ Mark S. Robinow
	Name:	Mark S. Robinow
	Title:	Chief Financial Officer

Date: August 10, 2005